SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE inContact Extends AI Capability on CXone with Addition of Passage.AI Application on CXexchange, Dated February 05, 2018.

99.2 NICE Actimize Webinar Addresses Impact of Artificial Intelligence, Dated February 06, 2018.

99.3 NICE Named a Leader in Gartner’s Magic Quadrant for Workforce Engagement Management, Dated February 06, 2018.

99.4 NICE to Showcase Integrated Approach to Customer Experience at CCW 2018, Dated February 08, 2018.

99.5 NICE Announces Strong Cloud Momentum Winning Over 550 New Cloud Customers in 2017, Dated February 12, 2018.

99.6 Leading Core Banking Provider Serving Thousands of Customers Selects NICE Actimize as its Integrated Cloud Financial Crime and Compliance Solution, Dated February 14, 2018.

99.7 Optus Business to Offer NICE inContact CXone™ Cloud Customer Experience Platform in Australia, Dated February 20, 2018.

99.8 NICE Actimize Transforms Anti-Money Laundering with New Suspicious Activity Monitoring Solution Utilizing Robotic Process Automation and Artificial Intelligence Technologies, Dated February 21, 2018.

99.9 NICE Satmetrix NPX Winter Release Harnesses New Data Sources to Deliver the Most Comprehensive Customer Feedback Insights Ever, Dated February 22, 2018.

100.0 NICE Satmetrix NPX Winter Release Harnesses New Data Sources to Deliver the Most Comprehensive Customer Feedback Insights Ever, Dated February 27, 2018.

100.1 NICE inContact CXone Delivers Big Payoff of $25.9 Million For Representative 1,100 Seat Organization, Dated February 28, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name:	Tali Mirsky
Title:	General Counsel and Corporate Secretary

Dated: March 5, 2018

EXHIBIT INDEX

99.1 NICE inContact Extends AI Capability on CXone with Addition of Passage.AI Application on CXexchange, Dated February 05, 2018.

99.2 NICE Actimize Webinar Addresses Impact of Artificial Intelligence, Dated February 06, 2018.

99.3 NICE Named a Leader in Gartner’s Magic Quadrant for Workforce Engagement Management, Dated February 06, 2018.

99.4 NICE to Showcase Integrated Approach to Customer Experience at CCW 2018, Dated February 08, 2018.

99.5 NICE Announces Strong Cloud Momentum Winning Over 550 New Cloud Customers in 2017, Dated February 12, 2018.

99.6 Leading Core Banking Provider Serving Thousands of Customers Selects NICE Actimize as its Integrated Cloud Financial Crime and Compliance Solution, Dated February 14, 2018.

99.7 Optus Business to Offer NICE inContact CXone™ Cloud Customer Experience Platform in Australia, Dated February 20, 2018.

99.8 NICE Actimize Transforms Anti-Money Laundering with New Suspicious Activity Monitoring Solution Utilizing Robotic Process Automation and Artificial Intelligence Technologies, Dated February 21, 2018.

99.9 NICE Satmetrix NPX Winter Release Harnesses New Data Sources to Deliver the Most Comprehensive Customer Feedback Insights Ever, Dated February 22, 2018.

100.0 NICE Satmetrix NPX Winter Release Harnesses New Data Sources to Deliver the Most Comprehensive Customer Feedback Insights Ever, Dated February 27, 2018.

100.1 NICE inContact CXone Delivers Big Payoff of $25.9 Million For Representative 1,100 Seat Organization, Dated February 28, 2018.